December 18, 2023

VIA EDGAR

Re:	Cazoo Group Ltd Registration Statement on Form F-3 File No. 333-275940 (the “Registration Statement”)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Nicholas Nalbantian

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cazoo Group Ltd (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on December 20, 2023, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

The Company hereby authorizes Valerie Ford Jacob and/or Michael Levitt of Freshfields Bruckhaus Deringer US LLP, outside counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Valerie Ford Jacob or Michael Levitt of Freshfields Bruckhaus Deringer US LLP at (212) 284-4926 or (212) 277-4004, respectively.

If you have any questions regarding this request, please contact Valerie Ford Jacob or Michael Levitt of Freshfields Bruckhaus Deringer US LLP at (212) 284-4926 or (212) 277-4004, respectively.

(signature page follows)

Very truly yours,

CAZOO GROUP LTD

By:	/s/ Paul Woolf
	Name:	Paul Woolf
	Title:	Chief Financial Officer